UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Reeves Telecom Limited Partnership
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(Name of Subject Company)

Reeves Telecom Limited Partnership
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(Name(s) of Person(s) Filing Statement)

Limited Partnership Units
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(Title of Class of Securities)

None
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(CUSIP Number of Class of Securities)

Davis P. Stowell, President
Grace Property Management, Inc.
55 Brookville Road, Glen Head, NY 11545
(516) 686-2201
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(Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and address

The name of the subject company is Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”). The address and telephone number of the principal executive office of the Partnership is c/o Grace Property Management, Inc., 55 Brookville Road, Glen Head, NY 11545, (516) 686-2201.

Securities

  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits hereto, this “Schedule 14D-9”) relates is limited partnership units of the Partnership (“Units”). As of March 10, 2006, there were 1,811,562 Units outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and address

This Schedule 14D-9 is being filed by the Partnership, the general partner of which is Grace Property Management, Inc. (“GPM”). The address and telephone number of the principal executive office of GPM is 55 Brookville Road, Glen Head, NY 11545, (516) 686-2201.

Tender Offer

This Schedule 14D-9 relates to a tender offer made on April 26, 2006 by MPF-NY 2005, LLC; SCM Special Fund, LLC; MPF Flagship Fund 10, LLC; and MPF DEWAAY Premier Fund 3, LLC (collectively, the “Offerors”) to purchase all 1,811,562 Units at a purchase price equal to $0.50 per Unit, less the amount of any distributions declared or made with respect to the Units between April 26, 2006 and May 26, 2006, or such other date to which the Offer may be extended, in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated April 26, 2006 and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer”) included as exhibits to a Schedule TO filed by the Offerors with the Securities and Exchange Commission (“SEC”) on April 26, 2006 (the “Schedule TO”). The Schedule TO states that the business address of the Offerors is c/o MacKenzie Patterson Fuller, LP,1640 School Street, Moraga, CA 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth below, to the best knowledge of the Partnership, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and (1) the Partnership and its affiliates, and its general partner and its affiliates, or (2) the Offerors, their executive officers, directors or affiliates.

The Partnership pays or accrues general partner fees to GPM. In addition, the Partnership pays or accrues rent to an affiliate of GPM, and the Partnership reimburses GPM and its officers and principal owner for travel expenses incurred by such persons in connection with the Partnership’s operations. For the past three years and the first three months of 2006, the amounts accrued were as follows:

	3 Months Ended	12 Months Ended
	03/31/2006	12/31/2005	12/31/2004	12/31/2003
General partner fee	$40,000	$150,000	$80,000	$80,000
Rent	4,750	18,000	15,000	15,000
Reimbursements	-0-	-0-	2,752	1,398
Total	$47,750	$168,000	$97,752	$96,398

GPM sets the rate for general partner fees. An affiliate of GPM sets the rate for rent paid by the Partnership. While GPM and its affiliate believe that such rates are reasonable, a conflict of interest between the Partnership, on the one hand, and GPM and its affiliates, on the other hand, could be deemed to exist because of the above described payments and the prospect of receiving such payments in the future.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or Recommendation

GPM has reviewed and carefully considered the Offer and has concluded that the consideration provided by the Offer is inadequate from a financial point of view to the limited partners of the Partnership. GPM, therefore, recommends that all holders of Units reject the Offer and not tender any Units in connection with the Offer. Neither GPM nor any of its affiliates intends to tender or sell any Units in the Offer.

(b) Reasons

In reaching its conclusions and determining the Partnership’s recommendation set forth in the preceding paragraph, GPM considered a number of factors it believes are relevant in evaluating the Offer, including without limitation those set forth below. Partners are urged to carefully consider the following information when evaluating whether to tender their Units pursuant to the Offer:

■	The Offer of $0.50 per Unit is less than 1/4 of the value of cash and U.S. Treasury securities held by the Partnership on March 31, 2006.

On March 31, 2006, the Partnership held $1,801,455 in cash and U.S. Treasury bills having maturity of 91 days or less, and had $1,981,052 invested in U.S. Treasury securities with a maturity of more than 91 days but less than two years, equivalent to $2.09 per Unit. By comparison, on March 31, 2006, the Partnership had total liabilities of $133,333, equivalent to $0.07 per Unit.

■	The Offer is less than 1/6 of the appraised value of the Partnership’s land.

The Partnership obtained from Robert C. Cantwell and Associates (the “Appraiser”) an independent MAI appraisal report dated February 22, 2006 valuing the Partnership’s real estate assets located in Boiling Spring Lakes, North Carolina at December 31, 2005. Such assets comprise substantially all of the assets of the Partnership on such date other than cash, U.S. Treasury securities, and a promissory note relating to the sale in 2001 of the assets of the golf course and country club in Boiling Spring Lakes. The appraisal values the appraised assets at $6,900,000 (the “Appraised Value”), equivalent to $3.81 per Unit. The Appraised Value is the Appraiser’s opinion of the most probable price which the property should bring in a competitive and open market under all conditions requisite to a fair sale, and assumes, among other things, a typically motivated buyer and seller in an “arm’s length” transaction, both parties are well informed or well advised about the assets and each acting in what he considers his own best interest, and a reasonable time is allowed for exposure in the open market. As such, there is no guarantee that the Partnership could realize the Appraised Value of such assets upon a sale. The actual sale price could be higher or lower than the Appraised Value. The appraisal is not in connection with any requested minimum, maximum or specific appraised value, any pending or proposed sale or other transaction, or approval of any loan involving the appraised assets or the Partnership. The foregoing summary of the appraisal is limited in its entirety to the full appraisal report, a copy of which is filed with the Securities and Exchange Commission as Exhibit 99.1 to the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2005 and is incorporated herein by reference.

■	The Offerors have not made an independent appraisal of the Units or of the Partnership’s properties.

The Offer to Purchase included in the Schedule TO states: “In establishing the purchase price of $0.50 per Unit, the [Offerors] are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the [Offerors’] objectives. There is no public market for the Units, and neither the Unit holders nor the [Offerors] have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, the [Offerors] have estimated, solely for the purposes of determining an acceptable Offer price, that the Partnership could have an estimated liquidation value of approximately $2.01 per Unit. It should be noted, however, that the [Offerors] have not made an independent appraisal of the Units or the Partnership’s properties, and are not qualified to appraise real estate. Furthermore, there can be no assurance as to the timing or amount of any future Partnership distributions, and there cannot be any assurance that the [Offerors’] estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.”

Limited partners are urged to review the Partnership’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Such reports are available over the Internet, including at the SEC’s website at www.sec.gov. Limited partners are also urged to consult with their investment, tax and legal advisors in deciding whether or not to tender their Units in response to the Offer.

(c) Intent to Tender

To the best knowledge of the Partnership, neither the Partnership nor GPM, nor any of their affiliates, intends to tender or sell any Units in the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons or classes of persons have been directly or indirectly employed, retained, or are to be compensated by the Partnership, nor any person acting on its behalf, to make solicitations or recommendations in connection with the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past sixty (60) days, no transactions with respect to the Units have been effected by the Partnership or any affiliates, GPM, or any of GPM’s executive officers, directors and affiliates.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Partnership’s general partner is considering possible actions that it may undertake involving the Units. Such possible actions include, among others, a sale or transfer of a material amount of assets of the Partnership, a material change in the present distribution policy, and a tender offer for the units by the Partnership, GPM, and/or one or more of their affiliates. The Partnership, GPM, and/or one or more of their affiliates, as appropriate, will make the required disclosures in appropriate filings with the SEC regarding any such particular action or plans therefor. No determination to take such action has been made and there can be no assurance that any such action will be undertaken.

ITEM 8. ADDITIONAL INFORMATION.

The Exhibit to this Schedule 14D-9 referenced in Item 9 hereto is incorporated in its entirety by reference into this Item 8.

ITEM 9. EXHIBITS.

Exhibit A. Press release by the Partnership dated May 19, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2006	REEVES TELECOM LIMITED PARTNERSHIP

	By:	Grace Property Management, Inc.
General Partner

	By:	/S/ DAVIS P. STOWELL
Davis P. Stowell
President